Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the registration statement (no. 333-160557) on Form S-8 of The Shaw Group Inc. of our report dated June 29, 2010 with respect to the statement of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4(i) — schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of The Shaw Group Inc. 401(k) Plan.
/s/ KPMG LLP
Baton Rouge, Louisiana
June 29, 2010